Reinhart Boerner Van Deuren s.c. P.O. Box 2965 Milwaukee, WI 53201-2965 1000 North Water Street Suite 1700 Milwaukee, WI 53202 Telephone: 414-298-1000 Facsimile: 414-298-8097 reinhartlaw.com

July 18, 2016

James M. Bedore Direct Dial: 414-298-8196 jbedore@reinhartlaw.com

SENT VIA EDGAR

Pamela A. Long, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:   Response to SEC Staff Comment Letter dated July 11, 2016

The Female Health Company

Revised Preliminary Proxy Statement on Schedule 14A

Filed June 21, 2016

File No. 001-13602

Dear Ms. Long:

On behalf of The Female Health Company (“FHC” or the “Company”), this letter responds to your letter dated July 11, 2016 (the “Comment Letter”), regarding the above referenced filing (as amended from time to time, the “Proxy Statement”), relating to the proposed transaction between the Company and Aspen Park Pharmaceuticals, Inc. (“Aspen Park”). A revised preliminary proxy statement (the “Revised Proxy Statement”) is being filed electronically on EDGAR today. For your convenience, FHC has also filed on EDGAR marked copies of the Revised Proxy Statement showing all changes made to the original preliminary proxy statement.

Set forth below is FHC’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (“the “Commission”) contained in the Comment Letter. For your convenience, the Staff’s comment has been reproduced below in bold-face font. Capitalized terms used but not defined in this response letter have the meanings ascribed to them in the Proxy Statement.

General

Comment 1: We note your response to comment 11 of our letter dated June 14, 2016; however, we note that the change in domicile is contingent upon the passage of the other merger-related proposals and, therefore, you do not appear to qualify for the exemption

Milwaukee ● Madison ● Waukesha ● Rockford, IL

Chicago, IL ● Phoenix, AZ ● Denver, CO

Pamela A. Long, Assistant Director

July 18, 2016

under Rule 145(a)(2) for mergers where the sole purpose of the transaction is to change the issuer’s domicile. In addition, your analysis states that shareholders of FHCO do not have to vote on the APP merger. Please tell us how this is consistent with the by-laws that require a vote of shareholders when more than 20% of your outstanding stock will be issued.

Response: As discussed with the staff, the Merger Agreement has been amended to provide that completion of the APP Merger is not conditioned on stockholder approval of the Reincorporation Proposal or completion of the Reincorporation Merger, and the Reincorporation Plan of Merger has been amended to provide that completion of the Reincorporation Merger is not conditioned on stockholder approval of any of the proposals related to the APP Merger or the completion of the APP Merger. As a result, the Reincorporation Merger is completely separate from and independent of the APP Merger and the proposals related to the APP Merger. These changes establish that the Reincorporation Merger is being proposed for the sole purpose of changing FHC’s domicile from Wisconsin to Delaware consistent with the exception under Rule 145(a)(2).

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (414) 298-8196.

Yours very truly,

/s/ James M. Bedore

James M. Bedore

34431167

cc:	O.B. Parrish

Pamela A. Long, Assistant Director

July 18, 2016

The undersigned hereby acknowledges on behalf of The Female Health Company that in connection with the Proxy Statement:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: July 18, 2016	THE FEMALE HEALTH COMPANY

	By	/s/ O.B. Parrish
O.B. Parrish Chairman and Chief Executive Officer